Exhibit 99.7
Voting Results of the Annual General Meeting of Shareholders
of ASML Holding N.V. held on March 28, 2007

				Non-Voting
Agenda Item	For	Against	Abstain	Item
1. Opening.				Non-Voting Item
2. Overview of the Company’s business and financial situation.				Non-Voting Item
3. Discussion of the Annual Report 2006 and adoption of the financial statements for the financial year 2006, as prepared in accordance with Dutch law.	221,171,389	94,820	7,214,778
4. Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2006.	227,560,754	687,529	232,890
5. Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2006.	227,582,105	689,133	210,547
6. Clarification of the reserves and dividend policy.				Non-Voting Item
7. Proposal to amend the Articles of Association of the Company.	228,338,980	40,037	102,788
8a. Approval of the number of performance stock available for the Board of Management and authorization of the Board of Management to issue the performance stock, subject to the approval of the Supervisory Board.	224,473,323	398,677	3,609,798
8b. Approval of the number of performance stock options available for the Board of Management and authorization of the Board of Management to issue the performance stock options, subject to the approval of the Supervisory Board.	224,447,234	269,594	3,764,382
8c. Approval of the number of shares, either in stock or stock options, available for ASML employees and authorization of the Board of Management to issue the stock or stock options, subject to the approval of the Supervisory Board.	228,165,122	212,759	84,929
9. Composition of the Supervisory Board. Nomination by the Supervisory Board of a candidate for appointment as member of the Supervisory Board, effective March 28, 2007.	228,308,780	110,583	62,442

Voting Results of the Annual General Meeting of Shareholders
of ASML Holding N.V. held on March 28, 2007

				Non-Voting
Agenda Item	For	Against	Abstain	Item
10. Composition of the Supervisory Board in 2008.
• Notification that Mr. F.W. Fröhlich will retire by rotation in 2008;
• Notification that Mr. A.P.M. van der Poel will retire by rotation in 2008.				Non-Voting Item
11. Remuneration of the Supervisory Board.	227,992,783	285,831	202,861
12a. Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to issue shares or rights to subscribe for shares in the capital of the Company, subject to the approval of the Supervisory Board, limited to 5% of the issued share capital at the time of the authorization.	228,313,796	105,092	61,978
12b. Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a., subject to approval of the Supervisory Board.	228,281,591	119,337	77,550
12c. Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to issue shares or rights to subscribe for shares in the capital of the Company, subject to the approval of the Supervisory Board, for an additional 5% of the issued share capital at the time of the authorization, which 5% can only be used in connection with or on the occasion of mergers and/or acquisitions.	228,318,998	104,451	57,687
12d. Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c., subject to approval of the Supervisory Board.	228,297,959	111,789	68,725

Voting Results of the Annual General Meeting of Shareholders
of ASML Holding N.V. held on March 28, 2007

				Non-Voting
Agenda Item	For	Against	Abstain	Item
13. Proposal to cancel ordinary shares in the capital of the Company repurchased or to be repurchased by the Company. The number of ordinary shares that will be cancelled shall be determined by the Board of Management, but shall not exceed 10% of the issued share capital of the Company as of March 28, 2007.	228,359,036	33,970	88,171
14. Proposal to authorize the Board of Management for a period of 18 months from March 28, 2007, to acquire - subject to the approval of the Supervisory Board — such a number of ordinary shares in the Company’s share capital as permitted within the limits of the law and the Articles of Association of the Company, taking into account the possibility to cancel the re-purchased shares, for valuable consideration, on Euronext Amsterdam N.V. or the Nasdaq Global Select Market (“Nasdaq”) or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam N.V. or Nasdaq; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam N.V. or as reported on Nasdaq.
	228,356,431	75,713	49,024
15. Proposal to cancel ordinary shares in the share capital of the Company to be repurchased by the Company following the cancellation of the ordinary shares under item 13. The number of ordinary shares that will be cancelled shall be determined by the Board of Management, but shall not exceed 10% of the issued share capital of the Company as of March 28, 2007 reduced with the number of ordinary shares cancelled pursuant to item 13.	228,371,826	34,172	75,163

Voting Results of the Annual General Meeting of Shareholders
of ASML Holding N.V. held on March 28, 2007

Non-Voting
Agenda Item	For	Against	Abstain	Item
16. Proposal to cancel ordinary shares in the share capital of the Company to be repurchased by the Company following the cancellation of the ordinary shares under item 15. The number of ordinary shares that will be cancelled shall be determined by the Board of Management, but shall not exceed 10% of the issued share capital of the Company as of March 28, 2007, reduced with the number of ordinary shares cancelled pursuant to items 13 and 15.	228,358,038	52,100	71,016
17. Any other business.				Non-Voting Item
18. Closing.				Non-Voting Item